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                 June 13, 2022

       Mark Jensen
       Chief Executive Officer
       American Resources Corp
       9002 Technology Lane
       Fishers, IN 46038

                                                        Re: American Resources
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-265405

       Dear Mr. Jensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Clifford J. Hunt, Esq.